UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2007
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   ☑          Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐           No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Comments on Recent Events and
Updates 3Q07 Revenue Guidance to Between $140 to $150 Million
Xinyu City, China and Sunnyvale, CA, October 9, 2007 — LDK Solar Co., Ltd. (NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, today commented on recent inaccuracies and misperceptions in the market and the media.
On October 4, 2007, LDK Solar issued a statement refuting certain allegations made by a former employee who was terminated for cause regarding its inventory reporting after LDK’s management conducted an internal investigation and physical inventory counts and found no material discrepancies as compared to LDK’s published financial statements. In addition, LDK’s Audit Committee is in the process of conducting a review of the inventory and will disclose its findings to the public in due course. LDK’s management team continues to believe that the allegations made by a disgruntled, former employee have no merit.
LDK Solar would like to clarify certain misperceptions that have recently been circulated.

•	LDK management stands by its internal review of the inventory and does not believe there are any material inconsistencies with what LDK has disclosed in its financial statements.

•	LDK uses both virgin and recyclable polysilicon for ingot production. LDK’s ability to use recycled silicon in the manufacturing process is a key strength of the company in its efforts to enhance its cost structure. LDK consistently accounts for its various grades of recycled polysilicon used in its production process.

•	LDK’s inventory is subject to periodic review and examination by both internal and external working parties, including LDK’s independent auditors, in connection with the preparation by LDK of its quarterly financial statements and, to date, they have not found any material inconsistencies.

•	LDK’s OEM business consistently uses polysilicon feedstock consigned by its customers; such feedstock does not mix with LDK’s own inventory. There have not been any customers sending on-site quality inspectors to LDK Solar plants to question the quality of the shipped wafers.

•	LDK has continued its wafer production, shipment to customers and capacity expansion as planned.
Based on preliminary management reports, LDK exceeded its original plan and shipped approximately 75 MW of wafers in the third fiscal quarter ended September 30, 2007. As a result, LDK hereby updates its 3Q07 revenue guidance from $115 to $125 million to $140 to $150 million.
“As we previously indicated, we believe that there is no merit in the allegations made about our inventory accounting practices, our business operations are normal and we continue making shipments to fulfill our customers’ orders,” stated Xiaofeng Peng, Chairman and CEO. “We remain confident that we have the appropriate financial controls and procedures in place for inventory reporting, and look forward to putting this unfortunate matter behind us.”
About LDK Solar
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, the company provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi province in the People’s Republic of China. The company’s office in the United States is located in Sunnyvale, California.
Safe Harbor Statement
This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Although LDK believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risk and uncertainties that could cause actual results to differ materially from those projected.
For more information contact:

Lisa Laukkanen The Blueshirt Group for LDK Solar lisa@blueshirtgroup.com +1-415-217-4967	Jack Lai Executive VP and CFO LDK Solar Co., Ltd. IR@ldksolar.com +1- 408-245-8801

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

By:	/s/ Xiaofeng Peng
	Name:	Xiaofeng Peng
	Title:	Chairman & CEO

Date: October 9, 2007